UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2004

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _________________ to ____________________

Commission file number: 1-14572

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: The Restated Four Seasons Hotels Retirement Benefit Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

               Four Seasons Hotels Inc.

               1165 Leslie Street

               Toronto, ON M3C 2K8

THE RESTATED FOUR SEASONS HOTELS RETIREMENT BENEFIT PLAN

(a)	Financial Statements and Supplementary Information
(b)	Exhibits
	Exhibit No.	Title
	23.1	Consent of KPMG LLP

June 27, 2005

Financial Statements and Supplementary Information (Stated in U.S. dollars)

THE RESTATED FOUR SEASONS HOTELS RETIREMENT BENEFIT PLAN

Year ended December 31, 2004

INDEX	Page

Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Plan Benefits
as of December 31, 2004 and 2003	1
Statement of Changes in Net Assets Available for Plan Benefits
for the year ended December 31, 2004	2
Notes to Financial Statements	3	-7
Supplemental Schedule:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
as of December 31, 2004	8

REPORT OF INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM

The Pension and Profit-Sharing Committee of Four
Seasons Hotels Limited

We have audited the accompanying statements of net assets available for plan benefits of The Restated Four Seasons Hotels Retirement Benefit Plan (the “Plan”) as of December 31, 2004 and 2003 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2004 and 2003 and the changes in net assets available for plan benefits for the year ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2004 is presented for purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

New York, New York

May 13, 2005

THE RESTATED FOUR SEASONS HOTELS RETIREMENT BENEFIT PLAN

Statements of Net Assets Available for Plan Benefits (Stated in U.S. dollars)

December 31, 2004 and 2003

	2004	2003
Assets

Cash and cash equivalents	$229,073	$106,195
Investments:
Four Seasons Stock Fund	3,239,375	1,440,640
Mutual funds	190,824,129	161,043,913
Collective trust fund	13,331,356	12,409,048
Loans to participants	7,363,777	6,215,902

	214,758,637	181,109,503
Employers' contributions receivable	14,682,309	9,293,702
Participants' contributions receivable	1,517,691	1,474,837
Investment interest receivable	16,537	13,470

	16,216,537	10,782,009

	231,204,247	191,997,707
Liabilities
Accrued liabilities	33,245	32,609
Net amounts payable for pending trades	39,723	106,020

	72,968	138,629

Net assets available for plan benefits	$231,131,279	$191,859,078

See accompanying notes to financial statements.

THE RESTATED FOUR SEASONS HOTELS RETIREMENT BENEFIT PLAN

Statement of Changes in Net Assets Available for Plan Benefits (Stated in U.S. dollars)

Year ended December 31, 2004

Additions to net assets attributable to:
Investment income
Net appreciation in fair value of investments	$15,502,677
Interest and dividends	2,713,028

18,215,705
Employers' contributions	15,964,034
Participants' contributions	18,738,161

Total additions	52,917,900
Deductions from net assets attributable to:
Distributions to participants	13,368,357
Expenses	277,342

13,645,699

Net increase	39,272,201
Net assets available for plan benefits, beginning of year	191,859,078

Net assets available for plan benefits, end of year	$231,131,279

See accompanying notes to financial statements.

THE RESTATED FOUR SEASONS HOTELS RETIREMENT BENEFIT PLAN

Notes to Financial Statements (Stated in U.S. dollars)

Year ended December 31, 2004

1. Description of the Plan:

The following brief description of the The Restated Four Seasons Hotels Retirement Benefit Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General:

The Plan is a multiple employer defined contribution plan sponsored by the Pension and Profit-Sharing Committee of Four Seasons Hotels Limited (hereinafter referred to as “Sponsor” or “Company”) on behalf of its eligible employees and the eligible employees of the participating hotels. The Sponsor does not guarantee any pensions or underwrite any investment returns. Participation in the 401(K) Plan is voluntary. Any employee, as defined by the Plan, who works the required minimum 250 hours (1,000 hours for eligibility for employer contributions) is eligible to participate in the Plan. Participation in the employer base and profit sharing plans is automatic following the appropriate waiting period, as defined by the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions:

The Plan provides for the following contributions by eligible participants, as well as Four Seasons Hotels Limited and all other participating employers in the Plan:

(a)

Elective (401(K)) salary deferrals by eligible participants of between 0% and 30% of the participant’s compensation. The Internal Revenue Service (“IRS”) has limited participant’s annual tax-deferred contributions to $13,000 for 2004. Other IRS limits exist for certain highly compensated employees participating in the Plan. The Plan provides for an annual catch-up contribution of $3,000 for participants age 50 or older.

(b)	Employer contributions of 3% of each eligible participant’s compensation, referred to as employer base contributions.

(c)

Discretionary employer profit-sharing contributions of a uniform percentage of each eligible participant’s compensation. The profit-sharing contribution (if any) made by each employer may vary, depending upon the profits of the employer. The 2004 profit-sharing contribution was $6,817,291.

THE RESTATED FOUR SEASONS HOTELS RETIREMENT BENEFIT PLAN

Notes to Financial Statements (continued) (Stated in U.S. dollars)

Year ended December 31, 2004

1. Description of the Plan (continued):

Participant accounts:

Each participant’s account is credited with the participant’s contributions, and allocations of employer’s contributions and allocations of the Plan’s earnings or losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that will be provided from the participant’s vested account.

Participants may direct the investment of their elective deferrals, as well as any profit-sharing contributions made on their behalf among various investment funds. Employer base contributions were credited to the Wells Fargo Growth Balanced Fund. Effective January 1, 2003, participants may re-direct balances out of that fund. As of March 2005, these employer base contributions are credited to the Dodge & Cox Balanced Fund.

Vesting:

Participants are immediately 100% vested in their salary deferral contributions, employer contributions, rollover contributions and any earnings thereon.

Distributions:

On termination of service due to death, disability, termination of employment, or retirement, a participant or his or her beneficiary is eligible to receive a lump sum amount equal to the value of the assets in his or her account.

Participant loans:

Participants may borrow funds against contributions made by the employee and employer profit-sharing contributions. The maximum amount that a participant can borrow from the Plan is $50,000 or 50% of their eligible account balance, whichever is less. The minimum amount that a participant can borrow from the Plan is $1,000. The interest rate charged on the loan is fixed over the loan term and is calculated at the Index Rate, as defined in the Plan document, on the first banking day of the previous month plus 2%. Loan terms are from six months to five years.

THE RESTATED FOUR SEASONS HOTELS RETIREMENT BENEFIT PLAN

Notes to Financial Statements (continued) (Stated in U.S. dollars)

Year ended December 31, 2004

1. Description of the Plan (continued):

Plan termination:

Although the employers have not expressed any intent to terminate the Plan, they may do so at any time. In the event of termination of the Plan, all Plan assets will be distributed to participants based on their account balance.

Administrative expenses:

Administrative expenses are incurred by the Plan and allocated to the participant accounts.

2. Significant accounting policies:

The accompanying financial statements have been prepared on an accrual basis of accounting.

Investment valuation and income recognition:

The investments are stated at fair value. All shares of registered investment companies are valued at quoted market prices from national exchanges. Shares of the collective trust fund are stated at fair value, which represents the net asset values of shares held by the Plan, as reported by the Investment Manager of the fund. Common stock of Four Seasons Hotels Inc. (“FSHI”), the parent company of the Company, is traded on The Toronto Stock Exchange and the New York Stock Exchange and is valued at the current market price of FSHI’s common stock on the last business day of the Plan’s year end.

Participants’ loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

Distributions:

Distributions are recorded when paid.

THE RESTATED FOUR SEASONS HOTELS RETIREMENT BENEFIT PLAN

Notes to Financial Statements (continued) (Stated in U.S. dollars)

Year ended December 31, 2004

2. Significant accounting policies (continued):

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. Investments:

The following investments represent 5% or more of the Plan’s net assets:

	2004	2003

Mutual funds:
Wells Fargo Bank Growth Balanced Fund	$93,170,398	$84,926,677
Wells Fargo Bank Growth Equity Fund	35,149,673	30,226,211
Vanguard Institutional Index Fund	18,469,529	14,850,433
Fidelity Diversified International Fund	12,509,526	7,641,865
T. Rowe Price Small-Cap Stock Fund	13,866,480	9,164,846
Collective trust fund:
Wells Fargo Bank Stable Return Fun	13,331,356	12,409,048

The Plan offers a number of investment options, including FSHI common stock and a variety of investment funds. The funds invest in U.S. equities, international equities and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for plan benefits and participant account balances.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across twelve participant-directed fund elections. Additionally, the investments within each participant-directed fund are further diversified into varied financial instruments, with the exception of the Four Seasons Stock Fund, which principally invests in the common stock of a single issuer.

THE RESTATED FOUR SEASONS HOTELS RETIREMENT BENEFIT PLAN

Notes to Financial Statements (continued) (Stated in U.S. dollars)

Year ended December 31, 2004

3. Investments (continued):

During 2004, the Plan’s investments (including investments bought, sold and held during the year) appreciated in value as follows:

Four Seasons Stock Fund	$1,102,226
Mutual funds	13,924,410
Collective trust fund	476,041

$15,502,677

4. Federal income taxes:

The Plan has received a favorable determination letter from the Internal Revenue Service, dated August 7, 2002, indicating that it is qualified under Section 401(a) of the Internal Revenue Code (“IRC”) and, therefore, the related trust is exempt from taxes under Section 501(a) of the Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5. Related party transactions (parties in interest):

Certain investments of the Plan are shares of mutual funds and a collective trust fund sponsored by Wells Fargo Bank Minnesota, N.A., a subsidiary of Wells Fargo. Wells Fargo provides investment advisory services for certain investments in the Plan and is the custodian and recordkeeper of the Plan. Another investment in the Plan is an investment fund comprised primarily of shares of common stock issued by FSHI. FSHI is the ultimate parent of the Plan Sponsor, as defined by the Plan.

Fees paid to related parties for services to the Plan are paid out of a fund’s assets. Mutual fund and pooled investment fund operation expenses come out of a fund’s assets and are reflected in the fund’s share/unit price.

THE RESTATED FOUR SEASONS HOTELS RETIREMENT BENEFIT PLAN

(EIN 98 0057100)

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2004

Issuer	Description	Number of units	Market value

*Wells Fargo Bank Minnesota, N.A.:
Stable Return Fund	Collective trust fund	357,371	$13,331,356
Strategic Income Fund	Mutual fund	477,008	9,249,183
Growth Balanced Fund	Mutual fund	3,113,984	93,170,398
Growth Equity Fund	Mutual fund	1,182,694	35,149,673
PIMCO Total Return Fund	Mutual fund	540,945	5,771,881
Vanguard Institutional Index Fund	Mutual fund	166,828	18,469,529
T. Rowe Price
Small-Cap Stock Fund	Mutual fund	435,779	13,866,480
Blue Chip Growth Fund	Mutual fund	11,671	360,877
Equity Income Fund	Mutual fund	30,410	808,614
Dodge & Cox Balanced Fund	Mutual fund	18,500	1,467,968
Fidelity Diversified
International Fund	Mutual fund	436,785	12,509,526
*Four Seasons Stock Fund	Common stock	39,606	3,239,375
*Participant loans	2,181 loans to participants at rates varying between 6.25% and 11.5%	—	7,363,777

Total investments	$214,758,637

* Parties in interest as defined in ERISA.

See accompanying report of Independent Registered Public Accounting Firm.

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of KPMG LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE RESTATED FOUR SEASONS HOTELS RETIREMENT BENEFIT PLAN
By:	The Pension and Profit Sharing Committee of Four Seasons Hotels Limited
By:	/s/ Sandra Ward
Sandra Ward, a Member of the Committee

Dated: June 29, 2005